VF 12-4-03



SEC 03052864 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2002 (MM/DD/YY) AND ENDING 09-30-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECD S.E.C.
NOV 26 2003

NAME OF BROKER-DEALER:
The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water street
(No. and Street)

Montgomery	Alabama	36104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Waldrop (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street	Montgomery	Alabama	36104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice-Chairman and Chief Operating Officer

Title

Sue R. Nichols

Notary Public My Commission Expires 3/7/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Frazer Lanier Company, Incorporated

Financial Statements Pursuant
To Section 17 of the Securities
Exchange Act of 1934, as Amended by the
Securities Acts Amendments of 1975
and Rule 17a-5 Thereunder as of
September 30, 2003

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com



MONTGOMERY, ALABAMA

Dothan

Greenville

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated as of September 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 28, 2003

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
(X-17A-5)
AT SEPTEMBER 30, 2003

ASSETS

	ALLOWABLE	NONALLOWABLE	TOTAL
Cash	$ 1,727,049		$ 1,727,049
Securities owned at market value:			
Stocks and warrants	2,372,051		2,372,051
Property, furniture, equipment, leasehold improvements and rights under lease agreements - at cost (Net of accumulated depreciation and amortization of $788,975)		$ 143,576	143,576
Other assets:			
Dividends and interest receivable		25,425	25,425
Loans and advances		2,743,183	2,743,183
Miscellaneous		24,835	24,835
Total assets	$ 4,099,100	$ 2,937,019	$ 7,036,119

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Payables to brokers or dealers:			
Other	$ 2,389		$ 2,389
Accounts payable and accrued liabilities and expenses:			
Accounts payable	41,535		41,535
Deferred income taxes		$ 843,000	843,000
Accrued expenses and other liabilities	2,016,326		2,016,326
Total liabilities	$ 2,060,250	$ 843,000	2,903,250
Stockholders' equity:			
Common stock:			
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding			2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding			550
Additional paid-in capital			433,861
Retained earnings			4,450,831
			4,888,114
Less: Common stock in treasury; 711 shares at cost			755,245
Total stockholders' equity			4,132,869
Total liabilities and stockholders' equity			$7,036,119

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
Balance at September 30, 2002	$ 3,422	$ 433,861	$ 4,359,807	$ (755,245)
Net income for year ended September 30, 2003			91,024	
Balance at September 30, 2003	$ 3,422	$ 433,861	$ 4,450,831	$ (755,245)

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
(X-17A-5)
FOR THE YEAR ENDED SEPTEMBER 30, 2003

REVENUE:	
Underwriting transactions	$ 3,028,662
Advisory fees	1,205,897
Gain on principal transactions:	
Realized	2,230
Unrealized	414,801
Interest	154,393
Other income	59,325
Total revenue	4,865,308
EXPENSES:	
Employee compensation and benefits	3,707,849
Communications	62,676
Occupancy and equipment costs	302,651
Promotional costs	239,180
Regulatory fees and expense	17,558
Other expenses	268,370
Total expenses	4,598,284
INCOME BEFORE INCOME TAXES	267,024
PROVISION FOR INCOME TAXES	176,000
NET INCOME	$ 91,024

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003
Increase (Decrease) in Cash

CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:	
Net income	$ 91,024
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	23,699
Accrued interest	(49,935)
Unrealized gain on securities	(414,801)
Provision for deferred tax expense	176,000
Decrease in receivables	3,784
Decrease in securities inventory	14,897
Increase in other assets	(1,736)
Decrease in accounts payable and accrued expenses	(33,807)
Net cash used for operating activities	(190,875)
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:	
Principal amounts received on notes receivable, net	60,500
Purchases of equipment	(1,313)
Advances to officers, net	(95,764)
Net cash used for investing activities	(36,577)
NET DECREASE IN CASH	(227,452)
CASH AT BEGINNING OF YEAR	1,954,501
CASH AT END OF YEAR	$ 1,727,049
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 157,220

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Underwriting revenues - Revenues from investment banking activities (primarily underwriting profits and fees) are recognized on the closing date of the bond issue.

Securities transactions - Purchases and sales of securities are recorded in the accounts on a trade date basis.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2003 consist of the common stock of a bank holding company.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2003, the Company has a cash balance of approximately $2,119,934 in U.S. dollars that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

Accounts receivable - Accounts receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:
Furniture, equipment and leasehold improvements consist of the following:

Leasehold improvements	$ 20,076
Furniture and office equipment	390,048
Automobiles	144,902
Airplane	377,525
	932,551
Less: Accumulated depreciation and amortization	788,975
Total	$143,576

NOTE 3 - LINES OF CREDIT - BANK:
The Company has a $600,000 line of credit with Regions Bank under which no draws were outstanding at September 30, 2003. The variable line of credit bears interest at the Bank's index rate. The line of credit is secured by certain Company investment securities and expires February 13, 2004. The note is guaranteed by the Company's majority stockholder.

The Company has a $10,000,000 unsecured line of credit with First Commercial Bank under which no draws are outstanding at September 30, 2003. The variable line of credit bears interest at the Bank's index rate. The line of credit expires on September 28, 2004.

NOTE 4 - LEASES:
The Company subleases office space from certain individuals, one of whom is a stockholder of the Company. Rental expense amounted to $136,650 for 2004. The lease agreement requires future rental payments totaling approximately $133,800 through September 30, 2004 and $133,800 through September 30, 2005.

NOTE 5 - SUBORDINATED LIABILITIES:
At September 30, 2003, the Company had no liabilities subordinated to the claims of general creditors.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

NOTE 6 - INCOME TAXES:
The provision for corporate income taxes for the year ended September 30, 2003 consists of the following:

Deferred tax provision	$ 176,000

NOTE 7 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2003 was $207,272.

NOTE 8 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Company had net capital and net capital requirements of $719,061 and $250,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 287%. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 9 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2003, loans and advances include $2,638,796 from officers and employees. This amount includes $2,484,412 due from one officer. A portion of these receivables is secured. The receivables earn interest at various rates. The interest earned during the year ended September 30, 2003 was $146,265.

NOTE 10 - STOCK RETIREMENT AGREEMENTS:
The Company has a stock retirement agreement with each of its stockholders. The agreements require the Company to purchase its outstanding stock at a price equal to 100% or 75% of the book value of the shares, the percentage determined by the happening of certain events.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 4,132,869
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	2,937,019
Other deductions and/or charges	20,000
Total deductions and/or charges	2,957,019
Other additions and/or allowable credits:	
Deferred tax liability	235,316
Net capital before haircuts on securities positions	1,411,166
Haircuts on securities:	
Marketable investments	355,808
Undue concentration	336,297
Total haircuts on securities	692,105
Net capital	$ 719,061

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	$ 2,060,250
Total aggregate indebtedness	$ 2,060,250
Percentage of aggregate indebtedness to net capital	287%

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2003

CREDIT BALANCES

DEBIT BALANCES

RESERVE COMPUTATION:

Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 10
Net amount in reserve bank account after deposit	$ 10
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2003 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2003

	FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2003	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003
COMPUTATION OF NET CAPITAL			
Total stockholders' equity from statement of financial condition	$ 4,169,926	$ (37,057)	$ 4,132,869
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	2,937,119	(100)	2,937,019
Other deductions and/or charges	20,000		20,000
Total deductions and/or charges	2,957,119	(100)	2,957,019
Other additions and/or allowable credits:			
Deferred tax liability	235,764	(448)	235,316
Net capital before haircuts on securities positions	1,448,571	(37,405)	1,411,166
Haircuts on securities:			
Marketable investments	355,808		355,808
Undue concentration	337,616	(1,319)	336,297
Total haircuts on securities	693,424	(1,319)	692,105
Net capital	$ 755,147	$ (36,086)	$ 719,061
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total A.I. liabilities from statement of financial condition	$ 2,058,199	$ 2,051	$ 2,060,250
Total aggregate indebtedness	$ 2,058,199	$ 2,051	$ 2,060,250
Percentage of aggregate indebtedness to net capital	273%	12%	287%

The adjustments are primarily due to deferred income taxes.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2003

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3	NONE
Number of items	NONE